

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2023

Todd Schonherz
Chief Executive Officer
American Oncology Network, Inc.
14543 Global Parkway, Suite 110
Fort Myers, FL 33913

> **Re: American Oncology Network, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 13, 2023**
> **File No. 333-274975**

Dear Todd Schonherz:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed October 13, 2023

Cover Page

1. For each of the shares being registered for resale, disclose the price that the selling securityholders paid for such shares.

Summary of the Prospectus, page 9

2. We note your disclosure relating to the potential profit the selling securityholders will earn based on the current trading price on a per share basis. Please also disclose the potential profit on an aggregate basis in the Summary and in the Risk Factors sections.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 80

3.   In light of the significant number of redemptions and the unlikelihood that the company
        will receive significant proceeds from exercises of the warrants because of the disparity
        between the exercise price of the warrants and the current trading price of the Class A
        Common Stock, expand your discussion of capital resources to address any changes in the
        company's liquidity position since the business combination. If the company is likely to
        have to seek additional capital, discuss the effect of this offering on the company's ability
        to raise additional capital.

4.   We note your disclosure here that there is a significant portion of securities being
        registered for resale. We note your disclosure here that the sale of the securities registered
        for resale or the perception that such sales may occur may cause the market price of your
        securities to decline significantly. Please expand your discussion to highlight the fact that
        Digital Transformation Sponsor LLC, a beneficial owner of 90.9% of your outstanding
        shares, will be able to sell all of its shares for so long as the registration statement of
        which this prospectus forms a part is available for use, and how those sales may impact
        the market price of the company's common stock.

General

5.   Please revise the first paragraph on the cover page, and the prospectus generally, to
        remove the registration of the 6,113,333 shares of class A common stock underlying the
        private placement warrants or advise. For guidance, please refer to Securities Act
        Compliance and Disclosure Interpretation 139.09.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Nicholas O'Leary at 202-551-4451 or Jane Park at 202-551-7439 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Brian Lee, Esq.